United States securities and exchange commission logo





                               March 7, 2023

       Leandro Iglesias
       Chief Executive Officer
       iQSTEL Inc.
       601 E. Charleston Blvd. Ste. 100
       Las Vegas, NV 89104

                                                        Re: iQSTEL Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 10,
2023
                                                            File No. 333-268856

       Dear Leandro Iglesias:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2023 letter.

       Form S-1/A filed February 10, 2023

       Prospectus Summary, page 1

   1. We note your response to prior comment 1. Revise your disclosure to disclose that 100%
                                                        of your revenues for
all periods were generated from the telecom division and that you did not generate any
revenue from the remaining three business lines: (i) fintech business line;
                                                        (ii) blockchain
platform business line; and (iii) electric vehicle business line.
       General

   2. We note your response to prior comment 9. Please revise the filing to disclose that a listing on Upstream is
not a condition to this offering and that you have applied to list the same class of
securities as a digital security. Disclose in the filing that Upstream is
 Leandro Iglesias
FirstName  LastNameLeandro Iglesias
iQSTEL Inc.
Comapany
March      NameiQSTEL Inc.
       7, 2023
March2 7, 2023 Page 2
Page
FirstName LastName
         operated by the MERJ Exchange, which is regulated in the Seychelles and the risks and uncertainties with listing on this exchange. Finally, disclose the rights of shareholders and any restrictions on investors on the Upstream platform. For example, we note that U.S. or
         Canadian based investors, either a Canadian citizen, U.S. citizen or permanent resident, will not be able to buy shares on the Upstream secondary market.
3. Please refer to prior comment 10 and revise the filing to provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. Provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on
         Upstream or otherwise. In your disclosure, please explain the role of MERJ Depository
         and Registry Limited and how it interacts with the company   s U.S.
transfer agent, and also
         address how any "tokenized equity" is held on Upstream through MERJ Depository and
         Registry Limited (e.g., whether through a shareholder's wallet or an omnibus wallet).
4. Please refer to prior comment 11 and your corresponding response. While we note that the company is not currently planning to offer digital dividends to shareholders, the response letter stated that "[i]f and when a digital dividend is contemplated to be issued, all shareholders of record of the company will be entitled to the dividend." Please include this disclosure in your filing.
5. Please refer to prior comment 12 and your corresponding response. Include risk factor disclosure addressing the discrepancies that could result between the trading prices of common shares on OTC and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise.
6. Please refer to prior comment 13 and your corresponding response. Revise your disclosure to include what information is publicly available about the trading activity that occurs on
         Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares.
7. We note your responses to prior comments 9 and 10. It appears that MERJ Depository will be the record holder for the tokenized shares. Please explain the legal relationship between MERJ Depository and shareholders who deposit their shares with MERJ Dep., including the relevant governing law. Please also explain the rights of such shareholders in the event of a liquidation or dissolution of MERJ Depository. Further, please compare the legal rights of such shareholders with shareholders who own their shares in either book-entry form or on deposit with a U.S. broker, including the various protections afforded such shareholders under applicable law. Finally, please add risk factor disclosure addressing the risks to shareholders arising from any difference in such rights and protections.
 Leandro Iglesias
iQSTEL Inc.
March 7, 2023
Page 3
8. We note your responses to prior comments 9 and 10. Please clarify whether holders of the tokenized shares will receive dividend, voting, and other rights associated with ownership
      of the company   s common stock and, if so, explain how they are entitled
to these rights,
      whether by contract and/or applicable law. Please also clarify whether such holders have the right to receive confirmations, proxy statements and other documents required by law
      to be provided to the holders of the company   s common stock. Finally,
please clarify
      whether there are any rights or preferences to which holders of tokenized shares are not entitled.
9. It appears that U.S. citizens and residents are permitted to deposit their securities with
      MERJ Depository and sell those securities on the Upstream platform operated by MERJ
      Exchange. It is not clear why MERJ Depository and MERJ Exchange are not required to register with the Commission as a broker or dealer, national securities exchange and/or clearing agency. Please add a risk factor addressing the risks to shareholders in the event that these entities are not properly registered with the Commission as a broker or dealer, national securities exchange and/or clearing agency.
10. We note a tweet published by the company's account on February 27, 2023 regarding a potential application to list on the NYSE. Please tell us whether the company has applied to list on the NYSE or intends to apply to list on the NYSE. If so, please revise your disclosure to state whether listing approval is a condition to the offering. If it is not, include related risk factor disclosure.
11. The company's common stock is currently quoted on the OTCQX. If you intend to list or have applied for listing on the NYSE, please revise your corporate governance disclosure to use the independence standards by the NYSE rather than Nasdaq. See
Item
      407(a)(1)(iii) of Regulation S-K.
      Please contact Marion Graham, Staff Attorney, at 202-551-6521 or Jan Woo, Legal
Branch Chief, at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameLeandro Iglesias
                                                            Division of
Corporation Finance
Comapany NameiQSTEL Inc.
                                                            Office of
Technology
March 7, 2023 Page 3
cc:       Scott Doney
FirstName LastName